UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOURNAL COMMUNICATIONS, INC.
(Name of Subject Company)
JOURNAL COMMUNICATIONS, INC.
(Name of Filing Person)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Steven J. Smith
Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
(414) 224-2425
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: ________________________________	Filing Party: __________________________________
Form or Registration No.: _______________________________	Date Filed: ____________________________________

|X|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

INFORMATION CONTAINED HEREIN

1.	Letter to Shareholders from Steven J. Smith, Chairman and Chief Executive Officer of Journal Communications, Inc., dated April 29, 2004, with attached schedule of meetings for Class B Shareholders of Journal Communications, Inc.

2.	Presentation to Class B Shareholders, Spring 2004.

3.	Press Release, dated April 29, 2004.

4.	Excerpts from Presentation to Shareholders of Journal Communications, Inc., made at the 2004 Annual Meeting of Shareholders on April 29, 2004.

5.	Meeting announcements to be sent to employees of Journal Communications, Inc.

ITEM 1

April 29, 2004

Dear class B shareholder:

Today we filed a preliminary registration statement with the Securities and Exchange Commission relating to an equity offering of six million additional shares of Journal Communications class A common stock. While the timing of this new equity offering depends on the possible review of the registration statement by the SEC and on general market conditions, we currently anticipate the closing of the new equity offering to occur within the next two months.

We also announced today our intention to commence a cash tender offer to purchase approximately eight million shares of our class B common stock. We currently anticipate launching the tender offer in the next several weeks. You will have at least 20 business days to tender your class B shares after the tender offer documents are first mailed to you. Shares purchased by the company in the tender offer will be retired.

Class B shareholders will be able to sell in the tender offer any amount up to 16.5% and possibly up to all of their class B shares. To the extent some shareholders tender less than 16.5% of their class B shares, this shortfall will be allocated to the shareholders who have tendered more than 16.5% on a pro rata basis.

We anticipate that the tender offer price per share will be equal to the average of the closing prices of our class A common stock on the New York Stock Exchange for the five days ending with the third trading day prior to the expiration of the tender offer. If we extend the tender offer for any reason, then the tender offer price per share will be calculated based on the new expiration date. As with the tender offer we held last fall, shareholders participating in the tender offer will not pay any fees or commissions to brokers.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions. As you know, the lock-up restriction on class B-1 shares expires on September 17, 2004, and the lock-up restriction on class B-2 shares expires on March 16, 2005. Please note that lock-up restrictions will remain in place for all class B-1 and class B-2 shares not purchased by the company in the tender offer.

The proposed tender offer has not yet commenced, and we are not asking you to make any decision regarding the tender of your shares until formal tender offer documents are mailed to you. For now, I suggest that you review your personal financial situation, including your stock debt position and your liquidity and diversification needs. You also may wish to seek input from your lender and to consult with your financial and tax advisers.

We will have meetings and conference calls with our employee and former employee class B shareholders in the coming days; a schedule of the meetings and conference calls is enclosed. We invite you to participate.

Sincerely,

Steven J. Smith
Chairman of the Board
and Chief Executive Officer

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

Meetings regarding proposed cash tender offer
for class B shareholders of Journal Communications

(Times listed are Central Daylight Time)

Thursday, April 29, 2004

4 p.m.	Ballroom, Hyatt Regency Milwaukee 333 West Kilbourn Avenue

Friday, April 30, 2004

9 a.m.	Studio D, Journal Broadcast Group – Milwaukee 720 East Capitol Drive

2 p.m.	Norlight Telecommunications 13935 Bishops Drive Brookfield, Wisconsin

Monday, May 3, 2004

9 a.m.	Journal Community Publishing Group employees Ballroom, Milwaukee Marriott West State Highway 164 at I-94 (Exit 295) Waukesha, Wisconsin

2:30 p.m.	Studio D, Journal Broadcast Group – Milwaukee 720 East Capitol Drive

Wednesday, May 5, 2004

10:30 a.m.	NorthStar Print Group 1222 Perry Way Watertown, Wisconsin

Thursday, May 6, 2004

9 a.m.	Conference call Journal Broadcast Group employees (Springfield, Wichita, Tulsa, Omaha, Knoxville and Lansing)

2 p.m.	Journal Sentinel training center 2ndfloor, 918 North Fourth Street Milwaukee, Wisconsin

Monday, May 10, 2004

9:30 a.m.	Journal Sentinel production department employees Journal Sentinel production facility 4041 West Burnham Avenue West Milwaukee, Wisconsin

4:30 p.m.	Journal Communications retirees and former employees Journal Sentinel production facility 4041 West Burnham Avenue West Milwaukee, Wisconsin

Wednesday, May 12, 2004

10 a.m.	Conference call IPC Print Services employees

4:30 p.m.	Conference call Journal Broadcast Group employees (Palm Springs, Las Vegas, Boise and Tucson)

Thursday, May 13, 2004

8 a.m.	Conference call Journal Community Publishing Group employees

Friday, May 14, 2004

8 a.m.	Conference call PrimeNet and NorthStar employees

2:30 p.m.	Conference call Retirees and former employees

Conference call instructions: dial 1-866-779-0775. You will be prompted to enter the “room number”: 1832831 You must dial the * (star) before and after the room number. Employees sharing a line will help ensure that enough lines are available for all participants.

Retirees are welcome at meetings held at the company from which they retired.

ITEM 2

New Equity Offering and Tender Offer

Presentation to Class B Shareholders

Spring 2004

Today’s Agenda

•	New equity offering overview
•	Tender offer overview
•	Next steps
•	Questions and answers

Overview of New Equity Offering

•	Filed preliminary registration statement or “S-1” with the Securities and Exchange Commission (“SEC”)
•	Anticipate an equity offering of 6 million new class A shares
•	Timing depends on SEC review and market conditions

Reasons for a New Equity Offering

•	Reduce outstanding indebtedness
•	Fund the Green Bay television acquisition
•	General corporate purposes
•	In addition, may use additional borrowings or a portion of proceeds to fund tender offer

Reasons for a New Equity Offering (Continued)

•	Additional class A shares will likely result in increased trading volume and liquidity
•	Current class A trading volume relatively small – approximately 106,000 shares a day
•	B-1 shares coming off lock-up in September 2004 would represent approximately 135 days of current average trading volume

Reasons for a New Equity Offering (Continued)

•	Perceived investor demand for additional class A shares
•	Opportunity to market to new investors
•	Opportunity for current institutional investors to increase ownership position
•	Positive business outlook for remainder of 2004
•	Focused on operating performance and margin expansion
•	Broadcast segment benefiting from political advertising and Olympics
•	Actively pursuing acquisitions

Overview of Tender Offer

•	Timing anticipated to be within next several weeks
•	You will have at least 20 business days to tender
•	Tender offer for approximately 8 million shares
•	Class B shareholders will be able to sell in the tender offer any amount up to 16.5% and possibly up to all their class B shares. To the extent some shareholders tender less than 16.5%, this shortfall will be allocated to shareholders who have tendered more than 16.5% on a pro rata basis.

Overview of Tender Offer (Continued)

•	We will purchase the class B shares that you own in the order of your most recent purchases first
•	Shares purchased by the company will be retired
•	Lock-up restrictions remain in place for all class B-1 and class B-2 shares not sold in tender offer

Tender Offer Pricing

•	5-day average class A closing price on the NYSE
•	Ending with third trading day before tender expiration

Reasons for a Tender Offer

•	Create an organized process to address upcoming expiration of lock-up restrictions
•	Lock-up restriction on 14.3 million* class B-1 shares expires Sept. 17, 2004
•	Lock-up restriction on 34.3 million* class B-2 shares expires March 16, 2005
•	Class B shareholders seeking liquidity and debt reduction
(*	excludes Grant family shares and shares held by subsidiary)

Benefits of Tender Offer

•	Reduce stock-related debt
•	Aggregate employee debt now approximately $233 million
•	Diversification
•	Manage risk of interest rate increases
•	Other personal needs
•	Opportunity to sell before lock-up expirations
•	No fees or commissions
•	Realize significant gains over pre-IPO unit price
•	Manages potential share price impact
•	No assurance of any future company-sponsored liquidity event

Implications for Employee-Ownership

•	If tender fully subscribed at approximately 8 million shares:

	Current	Post Tender

Economic	62.4%	52.9%

Voting	86.9%	83.5%

•	"B market," employee stock purchase plan and equity incentive plan opportunities for current and future employees continue

*	Assumes Class A offering size of 6.0 million shares

Next Steps – Company

•	SEC review process for S-1
•	Prepare and launch tender offer
•	Conduct B shareholder meetings and conference calls
•	Launch new equity offering and conduct investor road show
•	Complete tender offer
•	Complete new equity offering

Next Steps – Class B Shareholders

•	Review your personal financial situation, including stock debt position, liquidity and diversification needs
•	Consider potential interest rate increases on stock debt
•	Seek input from your lender and financial and tax advisers
•	Take it seriously and be comfortable with your decision

Your tender decision is important

Questions and Answers

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

ITEM 3

For more information:
Sara Leuchter Wilkins
Director of Investor Relations
414-224-2633
swilkins@jc.com

Journal Communications, Inc. Announces Plan for Class B Common Stock Tender

MILWAUKEE, WI – April 29, 2004 – Journal Communications, Inc. (NYSE: JRN) announced today that it plans to commence a cash tender offer to purchase up to approximately 8 million shares of its non-publicly traded class B common stock. If fully subscribed, the tender offer will represent the repurchase of 16.5% of the class B shares held by current and former employees. All shares purchased by the Company in the tender offer will be retired. The Company currently expects to commence the tender offer in the next several weeks.

“We expect that this tender offer will create an organized selling process in advance of lockup expirations and effectively address current and former employee liquidity needs,” said Steven J. Smith, chairman and chief executive officer of Journal Communications. “We believe the tender offer represents a proactive approach to minimize post-lockup selling and preserve value for all our shareholders.”

About Journal Communications

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, was founded in 1882. We are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states. Through our telecommunications segment, we own and operate a regional fiber optic network in the upper Midwest, provide integrated data communications solutions for small and mid-size business and offer network transmission solutions for other service providers. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment.

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

ITEM 4

EXCERPTS FROM

Journal Communications

2004 Annual Meeting of Shareholders

New Equity Offering
and Tender Offer

•	And again, I am pleased to share with you two more exciting initiatives just announced today...

New Equity Offering Summary

Offering:	6,000,000 Class A Shares plus underwriters' option
for 900,000 shares

Use of Proceeds:	Reduce debt, fund Green Bay acquisition and general
corporate purposes

Lease Managers:	Morgan Stanley and Robert W. Baird

S-1 Filing Date:	April 29, 2004

•	Early this morning we filed a Registration Statement on Form S-I with the Securities and Exchange Commission for a proposed follow-on equity offering of 6 million shares of our class A common stock, all of which will be offered by the company.
•	In addition, the underwriters have an option to purchase up to an additional 900,000 shares of class A common stock.
•	We intend to use the net proceeds from this offering to reduce outstanding indebtedness, fund the Green Bay acquisition and for general corporate purposes.
•	Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. are serving as book-running lead managers of the offering.
•	Timing for completion will depend on SEC review and market conditions.

Tender Offer Review

Structure	Employee Participation Rationale

Up to approx. 8 million class B shares (or 16.5%)*	Reduce stock-related debt

Launch in next several weeks	Diversification

Open for at least 20 business days	Manage risk of interest rate increases

5-day average pricing	Other personal and family needs

Shares purchased to be retired	Opportunity to sell before lock-up expirations

* Excludes class B shares held by the Grant Family and	No fees or commissions
shares held by Journal Company in treasury

•	We also announced this morning a plan to commence a cash tender offer to purchase up to 8 million shares of our non-publicly traded class B common stock.
•	If fully subscribed, the tender offer will represent the repurchase of 16.5% of class B shares held by current and former employees, excluding the shares held by the Grant Family and the shares held by our subsidiary in treasury.
•	The tender offer, which we expect to launch in the next several weeks, will be open for at least 20 business days.
•	The pricing will be determined by the 5-day average class A closing price on the NYSE, ending with the third trading day before the tender expiration.
•	All shares purchased by the Company in the tender offer will be retired.
•	Why should employee- and former-employee shareholders participate in the tender?

—	to reduce stock-related debt (which is now approximately $233 million in the aggregate)

—	to diversify

—	to manage the risk of interest rate increases

—	for other personal and family needs

—	to take advantage of a commission-free opportunity to sell before lock-up expirations

Benefits of New Equity
Offering and Tender Offer

Creates an organized sales process in advance of lockup expirations

—	reduces investor uncertainty and potential share price volatility

—	creates additional float and liquidity

Effectively addresses current and former employee needs for liquidity

Proactive Approach Enhances Liquidity and
Value For All Shareholders

•	We believe the benefits of a follow-on equity offering and a tender offer are many, including:

—	creating an organized selling process in advance of class B common stock lockup expirations

—	reducing the potential downside of investor uncertainty and share price volatility surrounding the expiration of lockups

—	creating additional float and liquidity in the public market to enhance trading

—	effectively addressing the needs of our current and former employee-shareholders for liquidity

•	We believe that this proactive approach enhances liquidity and value for all our Journal Communications' shareholders.

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.

ITEM 5

April 29 announcement of B shareholder meetings

Journal Sentinel

Message from Steve Smith:

We are beginning today a series of meetings with our class B shareholders to talk about our cash tender offer. If your work schedule permits, I invite you to join me at 4 p.m. today in the ballroom of the Hyatt Regency Milwaukee, 333 West Kilbourn Avenue.

Other meetings for Journal Sentinel employees are scheduled for 2 p.m. Thursday, May 6, in the Journal Sentinel training center and 9:30 a.m. Monday, May 10, at the production facility.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions.

Journal Broadcast Group

Message from Steve Smith:

We are beginning a series of meetings with our Journal Communications class B shareholders to talk about our cash tender offer. If your work schedule permits, please join me at 4 p.m. today in the ballroom of the Hyatt Regency Milwaukee, 333 West Kilbourn Avenue, or at 9 a.m. Friday in Studio D or at 2:30 p.m. Monday in Studio D.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions.

Norlight Telecommunications

Message from Steve Smith:

We are holding a series of meetings with our Journal Communications class B shareholders to talk about a cash tender offer. If your work schedule permits, please join me at 4 p.m. today in the ballroom of the Hyatt Regency Milwaukee, 333 West Kilbourn Avenue, or at 2 p.m. Friday in the training center or via the video conferencing system.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions.

Journal Community Publishing Group

Message from Steve Smith:

We are holding a series of meetings with the Journal Communications class B shareholders to talk about our cash tender offer. If your work schedule permits, please join me at 4 p.m. today in the ballroom of the Hyatt Regency Milwaukee, 333 West Kilbourn Avenue, or at 9 a.m. Monday in the ballroom of the Milwaukee Marriott West, State Highway 164 at I-94 (Exit 295) in Waukesha.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions.

NorthStar Print Group

Message from Steve Smith:

We are holding a series of meetings with the Journal Communications class B shareholders to talk about our cash tender offer. If your work schedule permits, please join me at 4 p.m. today in the ballroom of the Hyatt Regency Milwaukee, 333 West Kilbourn Avenue, or at 10:30 a.m. Wednesday, May 5, at NorthStar – Watertown.

We believe that this tender offer will create an organized process to address the upcoming expiration of the lock-up restrictions.

We urge shareholders to read documents that are or may be filed with the Securities and Exchange Commission when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.